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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 12)*


                            BLESSINGS CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock (par value $.71)
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                 093532 10 9
--------------------------------------------------------------------------------
                                (CUSIP Number)

PHILIP C. WILLIAMSON, CHAIRMAN, CEO & PRESIDENT       P.O. BOX 1779
WILLLIAMSON-DICKIE MANUFACTURING COMPANY              FORT WORTH, TEXAS  76101
                                                      (817) 336-7201
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                APRIL 7, 1998
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            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 093532 10 9                                         PAGE 2 OF 4 PAGES

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    WILLIAMSON-DICKIE MANUFACTURING COMPANY
    I.R.S. IDENTIFICATION NO.:  75-0661160
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    N/A
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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                   [ ]

    N/A
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6   CITIZENSHIP OR PLACE OF ORGANIZATION

    TEXAS, U.S.A.
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                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           N/A
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          5,496,096
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    N/A
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    5,496,096
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,496,096
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                        [ ]

     N/A/
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     53.1
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7     2 of 7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP NO. 093532 10 9                                                Page 3 of 4

                                  SCHEDULE 13 D



ITEM 4   Purpose of Transaction

         On April 8, 1998, Huntsman Packaging Corporation and the Issuer announced execution of an Agreement and Plan of Merger dated as of April 7, 1998 (the "Merger Agreement") which called for Huntsman to acquire all issued and outstanding shares of the Issuer. Under the Merger Agreement, a subsidiary of Huntsman will commence a cash tender offer for all of the outstanding shares of the Issuer's common stock for $21.00 per share. Any shares not purchased in the tender offer will be acquired for the same price in cash in a second-step merger. The Issuer has approximately 10.3 million fully diluted shares outstanding.

         The Issuer's largest shareholder, Williamson-Dickie Manufacturing Company, along with certain members of senior management of the Issuer (collectively, the "Stockholders") which hold in the aggregate approximately 57.3 percent of the total outstanding shares of Issuer, have agreed to tender their shares pursuant to the terms of a Tender Agreement and Irrevocable Proxy dated as of April 7, 1998 (the "Tender Agreement"). Additionally, the Boards of Directors of both companies have given approval to the acquisition and the Board of Blessings recommends that Issuer's stockholders accept Huntsman's cash tender offer.

         Consummation of the acquisition is contingent upon the tender of a majority of Issuer's outstanding shares, the expiration or termination of any applicable waiting periods under the federal Hart-Scott-Rodino Antitrust Improvements Act, the Mexican Federal Law of Economic Competition, and other customary conditions. Huntsman has obtained a commitment letter from The Chase Manhattan Bank and Chase Securities Inc. to provide the funding necessary for the acquisition.

ITEM 6 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Under the terms of the Tender Agreement, the Stockholders owning, in the aggregate, 5,925,072 shares, or approximately 57.3% of the shares outstanding on March 31, 1998 on a fully-diluted basis have agreed, among other things, to validly tender and sell pursuant to the Offer and not withdraw all shares which are beneficially owned by them, provided that the Offer price is not less than $21.00,



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CUSIP NO. 093532 10 9                                                Page 4 of 4

         and to irrevocably appoint the Purchaser named in the Tender Agreement as the attorney and proxy of each Stockholder to vote and otherwise act (by written consent or otherwise) with respect to all shares that such Stockholder is entitled to vote at any meeting of stockholders of the Issuer, subject to certain limitations and restrictions.


ITEM 7   Material to be Filed as Exhibits

         99(c)(2) Tender Agreement and Irrevocable Proxy dated as of April 7, 1998 among Huntsman Packaging Corporation, VA Acquisition Corporation and the Stockholders.


                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                                WILLIAMSON-DICKIE MANUFACTURING COMPANY



                                By: /s/ Philip C. Williamson
                                   ---------------------------------------------
                                Philip C. Williamson, Chairman, CEO & President


Dated:  April 14, 1998

                                 EXHIBIT INDEX


Exhibit
Number                  Description
------                  -----------
99(c)(2)                Tender Agreement and Irrevocable Proxy